Exhibit 99.1

WNS Announces Changes to the Board of Directors

NEW YORK and MUMBAI, October 16, 2013 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced that, effective January 1, 2014, Vice Chairman Adrian T. Dillon, who joined the Company’s Board of Directors in September, 2012, will assume the role of Chairman of the Board of Directors.  Dillon will replace Eric B. Herr, who was recently appointed Chairman of the New Hampshire Governor’s Commission on State Government Innovation, Efficiency and Transparency.  Herr will remain on the WNS Board.

Dillon is currently a member of the Board of Directors, and Chair of the Audit and Finance Committee of Williams-Sonoma, Inc, a specialty retailer of high-quality home products. During his career, Dillon has held key finance roles including Chief Financial and Administrative Officer at Skype Limited and EVP, Finance and Administration and Chief Financial Officer at Agilent Technologies.

The Company also announced that Gareth Williams and Michael Menezes have been appointed to the company’s Board of Directors effective January 1, 2014.  Richard Bernays, who joined the WNS Board at the completion of the company’s initial public offering in 2006, will retire effective December 31, 2013.

Gareth Williams was until recently the human resources director of Diageo, plc, one of the world’s leading premium drink businesses.  Williams held a series of increasingly responsible HR positions with Grand Metropolitan, plc in North America and the UK from 1984 to 1998, leading up to the merger with Guinness that formed Diageo.  He was appointed head of HR for Diageo in January 1999.

Michael Menezes has over 20 years of international experience as a CFO and CEO in the Financial Services, Consumer Goods and Agribusiness Sectors.  Most recently, he was the CFO, Technology, Operations and Corporate Group at Bank of Montreal from 2000 to 2012.  In his previous roles, Menezes worked as the CFO for ONIC (Holding) and for ITC Ltd in India for over 20 years in various senior Finance roles and as CEO of ITC Agro Tech Ltd.

“We are pleased to announce the addition of Gareth Williams and Michael Menezes to the WNS Board, and look forward to benefitting from their relationships, experience and unique business perspectives,” said Eric B. Herr, Chairman of the Board of Directors.  “On behalf of the entire Board, I would like to thank Richard Bernays for his dedicated service and significant contributions to WNS over the past 7 years.”

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of September 30, 2013, WNS had 26,630 professionals across 32 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey	Archana Raghuram
Corporate SVP - Finance & Head of Investor Relations	Head — Corporate Communications
WNS (Holdings) Limited	WNS (Holdings) Limited
+1 (201) 942-6261	+91 (22) 4095 2397
david.mackey@wns.com	archana.raghuram@wns.com; pr@wns.com